Instrument of Proxy Annual General Meeting - June 3, 2004

The undersigned common shareholder of Zi Corporation hereby appoints Michael E. Lobsinger of Calgary, Alberta or Dale Kearns of Calgary, Alberta or instead, __________________________*, as the proxyholder for the undersigned shareholder.  The appointed proxy holder is given the authority to attend, vote and act for and on behalf of the undersigned at the annual general meeting to be held on June 3, 2004 and at any adjournment thereof.  The proxyholder will vote as specified in this proxy form.  If no designation is made on this form, the management designees, if named as proxy, will vote in favour of the matters below.  This proxy form authorizes the proxyholder to act on amendments to any of the proposals set out below or any additional matters that may come before the meeting.

*You have the right to appoint a proxyholder (who need not be a shareholder) other than those designated above. You may insert the name of the desired person in this space and strike out the other names or you may complete another appropriate form of proxy.

The proxyholder is hereby instructed as follows:

1.    Vote for [   ]                Vote against [   ]
        To fix the board of directors at seven members.

2.    Vote for [   ]                Withhold from voting [   ]
        To elect all director nominees as a group, as named in the accompanying management information circular.

3.    Vote for [   ]                Withhold from voting [   ]
        To reappoint Deloitte & Touche as auditors for the ensuing year and to authorize the Board of Directors to fix their remuneration.

Signature of Shareholder	Name of Shareholder	Date* *	Number of Shares Voted

**If this proxy is not dated, it will be deemed to bear the date which it was mailed to the shareholder.

Please complete and return this proxy in the envelope provided.  To be valid, this proxy must be received by Olympia Trust Company, 2300, 125 - 9th Avenue, S.E., Calgary, Alberta  T2G 0P6, at least 48 hours prior to the annual general meeting or any adjournment thereof.
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